Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 1 to Registration Statement No. 333-174543 of our report dated May 3, 2011 (August 25, 2011 for the inclusion of Earnings per Share information and the retroactive adjustments to stockholders’ equity as disclosed in Note 10. August 31, 2011 to reflect the retroactive effect of the reverse stock split as disclosed in Note 9) relating to the financial statements of The W Group, Inc. and subsidiaries, appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

Chicago, Illinois

August 31, 2011